UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Standstill Agreement

As previously disclosed, on June 16, 2025, ReTo Eco-Solutions, Inc., a British Virgin Islands business company (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Streeterville Capital, LLC (the “Investor”), pursuant to which, the Company agreed to issue and sell to the Investor one or more pre-paid purchases (each, a “Pre-Paid Purchase” and collectively, the “Pre-Paid Purchases”) at an aggregate purchase price of up to $10,000,000 for the purchase of the Company’s Class A shares, no par value (the “Class A Shares”). The Securities Purchase Agreement provided for an initial Pre-Paid Purchase in the principal amount of $3,165,000, before deducting an original issue discount of $150,000 and a transaction expense amount of $15,000 (the “Initial Pre-Paid Purchase”). Upon closing of the Initial Pre-Paid Purchase on July 17, 2025, the Company issued (i) 28,612 Class A Shares to the Investor as consideration for the Investor’s commitment and (ii) 635,000 Class A Shares to the Investor (the “Pre-Delivery Shares”) for $63.50.

On May 1, 2026, the Company and the Investor entered into a standstill agreement (the “Standstill Agreement”), pursuant to which, the Investor has agreed to rescind the purchase notice delivered to the Company on April 23, 2026 under the Initial Pre-Paid Purchase for certain shares the Company failed to deliver (the “Delivery Default”) and waive any remedies related to the Delivery Default, and to refrain and forbear temporarily from delivering additional purchase notices to the Company during the period beginning on April 30, 2026 and ending on May 31, 2026 pursuant to the Initial Pre-Paid Purchase and exercising any rights it may have under the Initial Pre-Paid Purchase (the “Standstill”). In consideration of the Investor’s grant of the Standstill, the Company has agreed that the Investor may permanently retain the Pre-Delivery Shares and that Company shall have no right to repurchase the Pre-Delivery Shares under the Securities Purchase Agreement. Moreover, all of Company’s rights and the Investor’s obligations under Section 11 of the Securities Purchase Agreement relating to Pre-delivery Shares are cancelled and terminated concurrently with the execution of the Standstill Agreement.

Under the Standstill Agreement, the Investor has calculated the outstanding balance under the Initial Pre-Paid Purchase as of April 30, 2026 to be $3,209,101.00 (the “Outstanding Balance”). If the Company pays the Outstanding Balance in full at any time on or prior to May 31, 2026, the Company shall be deemed to have repaid and satisfied the Initial Pre-Paid Purchase in full. Upon such full repayment, the Securities Purchase Agreement shall be deemed terminated pursuant to the Securities Purchase Agreement, effective as of the date of such payment, with no Pre-Paid Purchases remaining outstanding and no further funding obligations arising thereunder. The parties agreed that the Standstill Agreement shall constitute the five (5) days’ prior written notice required by the Securities Purchase Agreement for purposes of such termination, and no separate notice shall be required. If, however, the Company does not pay the Outstanding Balance in full on or before May 31, 2026, any interest that otherwise would have accrued under the Initial Pre-Paid Purchase during the month of May 2026 shall automatically be added to the Outstanding Balance as of June 1, 2026, and the Initial Pre-Paid Purchase shall continue in full force and effect in accordance with its terms.

The foregoing description of the Standstill Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Standstill Agreement, a copy of which is filed as Exhibit 10.1 hereto and incorporated by reference.

INCORPORATION BY REFERENCE

This Form 6-K and the exhibit thereto shall be deemed to be incorporated by reference into each of (i) the registration statement on Form F-3 (File No. 333-282314), of the Company, (ii) the registration statement on Form S-8, as amended (File No. 333-270355), of the Company, (iii) the registration statement on Form S-8 (File No. 333-280119), and (iv) the registration statement on Form S-8 (File No. 333-293215) of the Company and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Number	Description of Exhibit
10.1	Standstill Agreement, dated May 1, 2026, by and between ReTo Eco-Solutions, Inc. and Streeterville Capital, LLC.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RETO ECO-SOLUTIONS, INC.

By:	/s/ Xinyang Li
Xinyang Li
Chief Executive Officer

Dated: May 7, 2026

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